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                                             Master Premier Growth Trust
                                             800 Scudders Mill Road
                                             Plainsboro, New Jersey 08536


January 28, 2000


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                    Re: Master Premier Growth Trust
                        CIK No. 0001097291
                        Request for Withdrawal of
                        Registration Statement on Form N-1A
                        (File No. 333-93207)
                        ------------------------------------

Ladies and Gentlemen:

     Master Premier Growth Trust (the "Registrant") filed its initial registration statement on Form N-1A (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (the "Securities Act"), on December 21, 1999. The Commission accepted this submission on December 21, 1999. The Registration Statement was filed with the Commission under the Securities Act in error.

     Pursuant to Rule 477(a) under the Securities Act, the Registrant requests withdrawal of the Registration Statement.

Sincerely,


/s/ Susan B. Baker
Secretary